NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Carrollton Capital Partners, LLC ("the Company") is a wholly owned subsidiary of OB Holdings LLC ("OBH"). The Company was formed in the State of Connecticut on July 13, 2010.

The Company is Tacoma, WA based and is registered as a broker-dealer, in all 50 states, the District of Columbia, Puerto Rico and the US Virgin Islands, in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company provides an equity securities private placement platform for small and emerging companies in addition to consulting and investment banking services.

The Company uses the accrual method of accounting for financial reporting purposes. The Company's year-end is December 31.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Income Taxes
For income tax reporting purposes, the Company is a disregarded entity. Consequently the activity from the Company is reported by its parent, the sole member. Accordingly no income tax expense has been recorded in the financial statements.

Cash and Cash Equivalents
For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000. Additionally the Company is required to maintain a net capital ratio, a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $33,812 which was $28,812 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .62 to 1.

NOTE 4. CONCENTRATIONS

The Company maintains its cash in bank deposit accounts. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2016, the Company had no uninsured balances.

NOTE 5. FAIR VALUE

The Company's security assets are recorded at fair value. Fair value is defined as the price that would be paid to transfer the asset between market participants in an orderly transaction on the measurement date. The market in which the reporting entity would transfer the liability with the greatest volume and level of activity for the liability is known as the principal market. When no principal market exists, the most advantageous market is used. This is the market in which the reporting entity would transfer the asset with the price that maximizes the amount that would be received. Fair value is based on assumptions market participants would make in pricing the asset. Generally, fair value is based on observable quoted market prices or derived from observable market data when such market prices or data are available. When such prices or inputs are not available, the reporting entity should use valuation models.

The Company's asset is recorded at fair value and is categorized based on the priority of the inputs used to measure fair value. The inputs used in measuring fair value are categorized into three levels, as follows:

• Level 1 - Inputs that are based upon quoted prices for identical instruments traded in active markets.

• Level 2 - Inputs that are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar investments in markets that are not active, or models based on valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the investment.

• Level 3 - Inputs that are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset. The fair value is therefore determined using model-based techniques that include option pricing models and similar techniques.

The following describes the valuation methodology the Company uses to measure its financial asset at fair value.

NOTE 5. FAIR VALUE (cont.)

Common stock: Valued based on the services provided.

The Company's financial instruments approximate fair value.

	As of December 31, 2016			
	Assets Measured At Fair Value	Fair Value Hierarchy Level		
Description		Level 1	Level 2	Level 3
Warrants	$ 51,113			$ 51,113
Common Stock	819			819
Total	$ 51,932	$ -	$ -	$ 51,932

NOTE 7. RELATED-PARTY TRANSACTIONS

Pursuant to an expense and office sharing agreement, the Company reimburses US Platform Development Group, Inc., an affiliated entity (the Affiliate") for rent, payroll, information services and other occupancy expenses.

A client of the Company has a minority interest in OBH.

NOTE 8. COMMITTEMNTS AND CONTINGENCIES

In the normal course of business, from time to time, the company is subject to regulatory examinations. At December 31, 2016, the Company was subject to a FINRA examination. While the outcome of such matters cannot be predicted with certainty, in the opinion of management, after consultation with outside counsel handling such matters, this action will be resolved with no material adverse effect on the Company's financial statements taken as a whole.

NOTE 9. SUBSEQUENT EVENTS

On January 6, 2017, a Continuing Membership Application ("CMA") was filed with FINRA. The CMA was filed due to a potential change in ownership of the Company.

Management has evaluated events through January 24, 2017, the date on which the financial statements were available to be issued.